YUKON-NEVADA GOLD CORP. ANNOUNCES PRIVATE PLACEMENT

Vancouver, BC – February 4, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has negotiated a $500,000 non-brokered private placement to sell up to 10,000,000 units (the “Units”) at a price of $0.05 per Unit. A finder’s fee is payable on the private placement.

Each Unit will consist of one common share (a “Share”) and two series of share purchase warrants (the “Warrant”). The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant) can be exercised to purchase a Warrant Share at a price of $0.09 per share within 18 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used for mill operations at the Company’s Jerritt Canyon Mine, Nevada.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.